SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Immunomedics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

452907108
(CUSIP Number)

Scott Epstein
c/o venBio Select Advisor LLC
120 West 45th Street, Suite 2802
New York, NY 10036
(212) 937-4970

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452907108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON VENBIO SELECT ADVISOR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,939,461 shares of Common Stock (including options to purchase 875,000 shares of Common Stock)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,939,461 shares of Common Stock (including options to purchase 875,000 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,939,461 shares of Common Stock (including options to purchase 875,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.14%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 452907108	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON BEHZAD AGHAZADEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,939,461 shares of Common Stock (including options to purchase 875,000 shares of Common Stock) 22,500 shares of Common Stock underlying director stock options
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,939,461 shares of Common Stock (including options to purchase 875,000 shares of Common Stock) 22,500 shares of Common Stock underlying director stock options
	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

16,939,461 shares of Common Stock (including options to purchase 875,000 shares of Common Stock)

22,500 shares of Common Stock underlying director stock options

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.16%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 452907108	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2016, as previously amended by Amendment No. 1 filed with the SEC on February 15, 2017, Amendment No. 2 filed with the SEC on March 17, 2017 and Amendment No. 3 filed with the SEC on May 9, 2017 (as amended, the “Schedule 13D”) with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Immunomedics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 5(a), (b) and (c) and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 16,939,461 shares of Common Stock reported herein (including call options to purchase 875,000 shares of Common Stock) are held on behalf of accounts managed by the Investment Manager (“Accounts”) and by venBio Select Fund LLC, a Delaware limited liability company (the “Fund”) and were acquired by the Investment Manager for an aggregate purchase price of approximately $71,631,072.97 including brokerage commissions, using the cash reserves of the Fund and Accounts. Of the $71,631,072.97 aggregate purchase price, $2,653,114 was used to purchase the call options reported herein and $23,000,000 was used to purchase the Series A-1 Convertible Preferred Stock which converted into 4,251,385 shares of Common Stock.

The director stock options to purchase 22,500 shares of Common Stock held by Dr. Agahazadeh were issued in consideration for his services as a director.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	The aggregate number of shares of Common Stock to which this Schedule 13D relates is 16,961,961 (including options to purchase 875,000 shares of Common Stock and director stock options to purchase 22,500 shares of Common Stock), constituting approximately 11.16% of the outstanding Common Stock. The percentages used in this Schedule 13D are calculated based upon 152,020,576 shares of Common Stock outstanding as of November 6, 2017, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2017, filed with the SEC on November 9, 2017.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex A hereto and is incorporated by reference herein.

CUSIP No. 452907108	SCHEDULE 13D	Page 5 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons beneficially own 8,750 call options with a strike price of $7, which expire on February 16, 2018, for a total of 875,000 shares of Common Stock.

The Reporting Persons have sold 8,750 put options with a strike price of $7, which expire on February 16, 2018, for a total of 875,000 shares of Common Stock.

CUSIP No. 452907108	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2017

venBio Select Advisor LLC

/s/ Scott Epstein
Name:	Scott Epstein
Title:	Chief Financial Officer
& Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH

CUSIP No. 452907108	SCHEDULE 13D	Page 7 of 7 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

Investment Manager

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
11/14/2017	1,150,000	10.39	10.2 - 10.8403
11/15/2017	175,000	10.97	10.6584 – 11.3049